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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Forgent Networks, Inc.
(Name of the Issuer)

Forgent Networks, Inc.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

34629U103
(CUSIP Number of Class of Securities)

Jay C. Peterson
Forgent Networks, Inc.
d/b/a Asure Software
108 Wild Basin Road
Austin, TX 78746
(512) 437-2700
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:
Mark G. Johnson, Esq.
Winstead PC
5400 Renaissance Tower
1201 Elm Street
Dallas, TX 75270
(214) 745-5600

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$484,826.40	$27.05

*
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 1,346,740 shares of Common Stock for $0.36 per share in cash in lieu of issuing fractional shares to holders of less than one share of Common Stock immediately after the proposed reverse stock split and immediately before the proposed forward stock split.

**
The amount of the filing fee is calculated in accordance with Fee Rate Advisory #2 for Fiscal Year 2009 issued by the SEC, effective October 1, 2008, by multiplying the Transaction Value by 0.00005580.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 INTRODUCTION

        This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Forgent Networks, Inc. d/b/a Asure Software, a Delaware corporation ("Forgent" or the "Company").

        The Company proposes to hold a special meeting of its stockholders to consider an amendment to the Company's Restated Certificate of Incorporation to effect a reverse/forward stock split (the "Reverse/Forward Stock Split") of the Company's common stock, par value $.01 per share (the "Common Stock"), whereby the Company would first effect a 1-to-750 reverse stock split (such that stockholders owing less than 750 shares of Common Stock before the reverse stock split would have such shares cancelled and converted into the right to receive the cash consideration set forth herein), then immediately effect a 750-to-1 forward stock split (such that stockholders owing 750 or more shares of Common Stock before the reverse stock split would own the same number of shares of Common Stock after the forward stock split).

        This Transaction Statement is being filed with the SEC concurrently with a preliminary proxy statement (the "Proxy Statement") filed by the Company pursuant to Regulation 14A of the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Transaction Statement will be further amended to reflect such completion or amendment of the Proxy Statement.

ITEM 1.    SUMMARY TERM SHEET.

        The section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the subject company is Forgent Networks, Inc. d/b/a Asure Software, a Delaware corporation (the "Company"), and the address and phone number of its principal executive offices are 108 Wild Basin Road, Austin, Texas 78746, (512) 437-2700.

        (b)    Securities.    As of the close of business on January 28, 2009 (the most recent practicable date prior to the initial public announcement of the Reverse/Forward Stock Split), there were 31,111,276 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), issued and outstanding.

        (c)    Trading Market and Price.    The Common Stock is traded on the Nasdaq Capital Market under the symbol "ASUR." The high and low bid prices for the Common Stock for each quarter during the past two years are set forth in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Price Range of Common Stock."

        (d)    Dividends.    The information set forth in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Dividends" is incorporated herein by reference.

        (e)    Prior Public Offerings.    Not applicable. The Company has not made any underwritten public offering of the Common Stock for cash during the three years preceding the filing of this Transaction Statement.

        (f)    Prior Stock Purchases.    Not applicable. The Company has not purchased any Common Stock during the two years preceding the filing of this Transaction Statement.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    The Company is the filing person and also the subject company. The Company's business address and business telephone number are set forth in Item 2(a) above. The name of each executive officer and director of the Company are as follows:

    Executive Officers
    Richard N. Snyder—Chairman of the Board and Chief Executive Officer
    Nancy L. Harris—Senior Vice President of Operations and Chief Operating Officer
    Jay C. Peterson—Vice President and Chief Financial Officer

    Board of Directors
    Richard N. Snyder
    Richard J. Agnich
    Kathleen A. Cote
    Lou Mazzucchelli
    Ray R. Miles
    James H. Wells

    The address of each executive officer and director of the Company is c/o Forgent Networks, Inc., 108 Wild Basin Road, Austin, Texas 78746.

        (b)    Business and Background of Entities.    Not applicable.

        (c)    Business and Background of Natural Persons.    All of the executive officers of the Company have been with the Company for over five years (Richard N. Synder and Nancy L. Harris joined in 2001 and Jay C. Peterson joined in 1995). The name and business background of each director of the Company are incorporated herein by reference to "Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT" of the Company's Annual Report on Form 10-K/A, filed with the SEC on January 27, 2009.

        During the past five years, none of the natural persons covered under this Item 3(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Each of the natural persons covered under this Item 3(c) is a citizen of the United States of America.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Purposes of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Reasons for the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split," and "MEASURE NO. 1—APPROVAL OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION (THE REVERSE/FORWARD STOCK SPLIT)" is incorporated herein by reference.

        (c)    Different Terms.    The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split" and "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Material Federal Income Tax Consequences" is incorporated herein by reference.

        (d)    Appraisal Rights.    Not applicable. Dissenting security holders are not entitled to appraisal rights in connection with the Reverse/Forward Stock Split, even if they vote against the transaction. The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Appraisal Rights" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    Not applicable. No provision has been made, except as required by Delaware law, to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

        (f)    Eligibility for Listing or Trading.    Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)    Transactions.    Not applicable.

        (b)    Significant Corporate Events.    On October 5, 2007, Forgent acquired all of the outstanding capital stock of iSarla Inc., a Delaware corporation and application service provider. In consideration for the acquisition, Forgent paid approximately $12,661,000, including $6,602,000 in cash, 5,095 shares of its Common Stock, and transaction costs of approximately $1,072,000. A copy of the underlying Agreement and Plan of Merger, dated as of September 11, 2007, by and among Forgent Networks, Inc., Cheetah Acquisition Company, Inc., iSarla, Inc. and the Principal Stockholders signatory thereto was attached as Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007, filed with the SEC on December 17, 2007.

        (c)    Negotiations or Contacts.    Not applicable.

        (e)    Agreements Involving the Subject Company's Securities.    On December 15, 2005, the Board of Directors of the Company approved the execution of a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement was attached as an exhibit to the Company's Form 8-K filed with the SEC on December 19, 2005. The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Rights Agreement" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b)    Use of Securities Acquired.    Not applicable. The shares of Common Stock being cashed out in connection with the Reverse/Forward Stock Split will be cancelled.

        (c)    Plans.

          (1)   None.

          (2)   None.

          (3)   None.

          (4)   None.

          (5)   None.

          (6)   The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Purposes of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split—Effects on the Company" is incorporated herein by reference.

          (7)   The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Purposes of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split—Effects on the Company" is incorporated herein by reference.

          (8)   The information contained in the sections of the Proxy Statement entitled ""SPECIAL FACTORS—Purposes of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split—Effects on the Company" is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        (a)    Purposes.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Purposes of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (b)    Alternatives.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Alternatives Considered by the Board of Directors" is incorporated herein by reference.

        (c)    Reasons.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

        (d)    Effects.    The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Effects of the Reverse/Forward Stock Split" and "ADDITIONAL

INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Material Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

        (a)    Fairness.    None of the Company's directors dissented or abstained from voting on the Reverse/Forward Stock Split. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—In General" and "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Procedural Fairness" is incorporated herein by reference.

        (b)    Factors Considered in Determining Fairness.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Approval of Unaffiliated Stockholders" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Unaffiliated Representative" is incorporated herein by reference.

        (e)    Approval of Directors.    The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Factors Considered To Be in Support of Substantive Fairness" and "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Procedural Fairness" is incorporated herein by reference.

        (f)    Other Offers.    Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        (a)    Report, Opinion or Appraisal.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Fairness Opinion of Southwest Securities" and in the Fairness Opinion attached as Appendix 2 to the Proxy Statement are incorporated herein by reference. In addition, Southwest Securities, Inc.'s ("Southwest Securities") Presentation to the Board of Directors, dated December 10, 2008 (the "Presentation"), is attached to this Transaction Statement as Exhibit (c)(1).

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Fairness Opinion of Southwest Securities" is incorporated herein by reference.

        (c)    Availability of Documents.    The full text of the Fairness Opinion is attached as Appendix 2 to the Proxy Statement, and the full text of the Presentation is attached as Exhibit (c)(1) to this Transaction Statement. Copies of the Fairness Opinion and the Presentation will be made available for inspection and copying, during ordinary business hours at the Company's executive offices located at 108 Wild Basin Road, Austin, Texas 78746, by any interested stockholder of the Company or any representative of the stockholder designated by the stockholder in writing. Upon written request, the Company will also furnish a copy of the Fairness Opinion and the Presentation to any interested stockholder of the Company or any representative designated by the stockholder in writing, at the expense of the requesting stockholder.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Sources of Funds and Expenses" is incorporated herein by reference.

        (b)    Conditions.    Not applicable.

        (c)    Expenses.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Sources of Funds and Expenses" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)    Securities Ownership.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Interests of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

        (b)    Securities Transactions.    The Company has not and, to the best of the Company's knowledge, none of its directors or officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Transaction Statement.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information contained in the sections of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Interests of Certain Persons in Matters to be Acted Upon" and "MEASURE NO. 1—APPROVAL OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION (THE REVERSE/FORWARD STOCK SPLIT)—Summary and Structure of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (e)    Recommendations of Others.    The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—In General" and "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Factors Considered To Be in Support of Substantive Fairness" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

        (a)    Financial Information.    The Company's financial statements are incorporated by reference in the Proxy Statement from the Company's Annual Report on Form 10-K/A for the year ended July 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended October 31, 2008, filed with the SEC on January 27, 2009 and December 15, 2008, respectively.

        (b)    Pro Forma Information.    Not applicable.

        (c)    Summary Information.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Summary Financial Information" is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)    Solicitations or Recommendations.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Persons Retained to Make Solicitations" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Sources of Funds and Expenses" is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

        (b)    Other Material Information.    The information contained in the Proxy Statement and each appendix thereto is incorporated herein by reference.

ITEM 16.    EXHIBITS.

        (a)         Preliminary Proxy Statement including all appendices attached thereto (incorporated herein by reference to the Company's Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 30, 2009).

        (b)         None.

        (c)(1)    Southwest Securities' Presentation to the Board of Directors, dated December 10, 2008.*

        (c)(2)    Fairness Opinion of Southwest Securities, dated January 29, 2009 (incorporated herein by reference to Appendix 2 of the Company's Preliminary Proxy Statement filed with the SEC on January 30, 2009).

        (d)         Rights Agreement between Forgent Networks, Inc. and American Stock Transfer & Trust Company, as agent, dated December 19, 2005 (incorporated herein by reference as an exhibit to the Company's Form 8-K, filed with the SEC on December 19, 2005).

        (e)         None.

        (f)         The information contained in the section of the Proxy Statement entitled "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Appraisal Rights" is incorporated herein by reference.

        (g)         None.

        (h)         None.

*
Confidential treatment has been requested for certain portions of the Exhibit.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009
FORGENT NETWORKS, INC.
	By:	/s/ JAY C. PETERSON Jay C. Peterson Chief Financial Officer

QuickLinks

Calculation of Filing Fee
INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.
SIGNATURE